Exhibit 99.1

NICE Actimize and Finastra Announce Partnership to Provide Xceed Cloud-Native
Platform to Finastra’s Customers

With “Always On” AI-based technology, NICE Actimize’s Xceed platform simplifies cloud deployments and optimizes operational resources

Hoboken, NJ, March 4, 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business, and the industry leader in financial crime and compliance solutions, today announced a partnership with Finastra, one of the world’s largest providers of financial technology solutions. The partnership will deliver NICE Actimize’s industry-leading Xceed cloud-native financial crime platform, which brings unmatched AI and cloud technologies to financial services organizations of any size, to Finastra’s customer base, via its FusionFabric.cloud open innovation platform.

NICE Actimize’s Xceed platform delivers best-in-class AML and fraud solutions, offering complete financial crime and compliance on a single platform. With “Always On” AI-based technology, the Xceed platform offers the industry’s most advanced real-time behavioral analytics and machine learning capabilities. This results in simplified cloud deployments and optimized operational resource efficiency that particularly benefit mid-market financial services organizations.

NICE Actimize Xceed’s self-learning capabilities immediately and autonomously adapt to new threats, helping financial institutions meet today’s dynamic risk management needs with laser accuracy, speed and simplicity, and without the need for a team of data scientists.

Vincent Pugliese, SVP and General Manager, Platform at Finastra said, “We look forward to adding NICE Actimize’s advanced cloud-native integrated financial crime platform to our FusionFabric.cloud ecosystem. Together, we are leading the way in which applications are written, deployed and consumed in financial services to evolve with the changing needs of our clients – who face mounting pressure to deliver increased innovation, agility and ROI. We are excited about our partnership and believe that through the combination of our cloud-based technologies we will help our clients to deliver upon these objectives.”

“We are pleased to partner with Finastra, creating a unique combination of proven expertise with best-in-class innovation leveraging both Artificial Intelligence and the cloud, while further presenting a major opportunity to support financial services organizations of all sizes, particularly targeting the needs of mid-markets FSOs,” said Craig Costigan, CEO, NICE Actimize.

Among other benefits for Finastra’s customers, NICE Actimize’s Xceed performs behavioral analytics across all digital payment channels and gathers insights into an omnichannel view. Fraud and AML analysts are able to leverage the most comprehensive view of fraud and AML risk through Xceed’s unified case management system. Analysts can also efficiently investigate financial crime activity and perform regulatory filings – all in one interface.

About Finastra
Finastra is building an open platform that accelerates collaboration and innovation in financial services, creating better experiences for people, businesses and communities. Supported by the broadest and deepest portfolio of financial services software, Finastra delivers this vitally important technology to financial institutions of all sizes across the globe, including 90 of the world’s top 100 banks. Our open architecture approach brings together a number of partners and innovators. Together we are leading the way in which applications are written, deployed and consumed in financial services to evolve with the changing needs of customers. Learn more at finastra.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.